SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

DASSAULT SYSTEMES S.A.
(Exact Name of Registrant as Specified in its Charter)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F __

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ______)

ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release dated March 12, 2002 announcing the signing of an agreement between Dassault Systemes, IBM and NKK to adopt PLM for shipbuilding.

NKK Partners with Dassault Systemes and IBM for Shipbuilding PLM

To Reduce Ship Design Lead Time by 20 to 30%

Suresnes (France) and Tokyo (Japan) – March 12, 2002 – IBM and Dassault Systemes (Nasdaq: DASTY; Euronext Paris : #13065, DSY.PA) today announced that NKK Corporation, one of Asia's leading shipbuilding company, has signed an agreement with IBM Product Lifecycle Management and Dassault Systemes around PLM (Product Lifecycle Management) for shipbuilding.

PLM solutions based on V5 architecture developed by Dassault Systemes and marketed by IBM worldwide, is setting future industry standard which help shipbuilding companies to reduce the development period as well as further improve their products. According to the partnership, NKK will work with Dassault Systemes and the IBM Shipbuilding team to establish new methodologies that take advantage of PLM technologies. Through trial deployment at the outfit design, NKK will define and test the special needs of their specific ship design activity and will submit these requirements to Dassault Systemes and IBM.

For full operational deployment forecasted for 2004/2005, NKK will launch this innovative project step-by-step, starting in 2002 with a trial deployment of CATIA V5 on the IBM Intellistation platform to evaluate CATIA V5 for outfit design.

The Need for PLM in the shipbuilding industry

The decision to implement PLM for shipbuilding by Dassault Systemes and IBM is based on several factors. First, most of the product design technologies that will be used, have already been deployed and validated by other types of manufacturing industries, and can be adapted to the shipbuilding sector. Moreover, Dassault Systemes and IBM have a proven track record in the shipbuilding industry owing to several existing partnerships in the admiralty, marine education, and commercial shipbuilding. Finally, owing to increased international competition along with the need to build more value-added sophisticated ships, the worldwide shipbuilding industry has seen the advantages of working in 3D, and is eager to implement PLM solutions, which will blend state-of-the-art technologies with current shipbuilding methodologies.

Decisional Factors for Partnership
Up to now, NKK has been using several different CAD systems; the in-house system for the ship hull design, and several systems including CATIA V4 for outfit design. In order to access cutting-edge technologies and reducing in-house CAD system development activities, the company started to evaluate several high-end commercial mechanical CAD systems – including CATIA V5 - as well as other ship design systems available on the market in its outfit design. During benchmarking, NKK was impressed by CATIA V5's strong customization functions, such as the capacity to easily integrate attributes. NKK's benchmarking study also demonstrated that the simple migration of data from CATIA V4 to CATIA V5 would allow them to capitalize years of data collection and know-how, and insure a smooth transition V5 in the outfit design process.

"The shipbuilding industry is a relatively small from an OEM perspective, which in turn makes it extremely competitive," said John MacKrell, Shipbuilding analyst, CIMdata. *"The end-to-end product lifecycle management solutions provided by IBM and Dassault Systemes will give NKK the tools they need to achieve the distinct advantage of faster time to market - a crucial win factor for a shipbuilding OEM."*

Kimio Kitano, General Manager, Ships & Offshore Structures Planning Dept., NKK, said, *"In the shipbuilding industry, lead time reduction is very critical to maintain and reinforce our competitiveness, and in this perspective, NKK is hoping to reduce its current average lead time from 9 months to about 6-7 months with the deployment of 3D PLM solutions. In our selection of a system capable of overcoming the lead time reduction difficulties and to fulfill the particular needs of the ship design, we looked for a solution containing of course high performance modeling functions, a relative openness to respond to our special needs, and high extension possibilities. We hope that CATIA V5 fulfills these requirements with the support of the IBM platforms and implementation teams, and we all expect it will become the best matching solution for NKK."*

Francis Bernard, Dassault Systemes Executive Committee Advisor, commented, *"The ship building industry is one of the most important target segments for Dassault Systemes. We are very honored that NKK formed an alliance with Dassault Systemes to deliver PLM solutions for shipbuilding based on the current and future deliveries. The fact that NKK, Dassault Systemes and IBM are jointly starting the project is an important milestone to consolidate CATIA V5 positioning as the standard solution in the shipbuilding industry."*

Ed Petrozelli, General Manager, IBM Product Lifecycle Management, commented, *"Global shipbuilders, such as NKK, have realized that to continue to succeed and prosper in a period where time and money are everything, it is essential to develop a more efficient business model. Shipbuilders around the world are turning to IBM and Dassault Systemes to achieve this goal. IBM Shipbuilding Solutions incorporates the* best thinking in the business to solve the very real *challenges facing ship builders today.*

With IBM Global Services and IBM platforms to pull it all together, to mix and match modules to suit all needs and customize the software accordingly, IBM Shipbuilding Solutions is the most complete, comprehensive, customizable and collaborative e-business solution for shipbuilders available today."

About NKK

NKK was established in 1912 as Japan's first commercial steel company. Ever since, NKK has been developing as one of Japan's key industries though a unique combination of business activities in steel making, shipbuilding and heavy industries. NKK's total revenue in 2000 was 1010 billion yen. NKK has 3 manufacturing plants in Japan, 3 research centers and 2 steelworks, with a whole number of employees of 10,702. Consolidated Engineering Division in NKK researches and builds large-scale ships and marine facilities, and in addition, perform technical developments for large scale bridges, sluice gates, steel frame architecture, and general engineering. It provides liquefied gas carriers including LNG/ LPG carriers, large tankers, bulk carriers for ore, coal and grain, multi-purpose cargo carriers, passenger cruisers, etc. to various customers around the world.

For more information, consult www.nkk.co.jp

About IBM

IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies.

The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systemes

Dassault Systemes is the premier global software developer for the CAD/CAM/CAE/PLM market, providing companies with e-business solutions to implement their digital enterprise, thus creating and simulating the entire product life cycle from initial concept to product in service. CATIA, ENOVIA and DELMIA Solutions support industry-specific business processes to help unleash creativity and innovation, reduce development cycle time, improve quality, competitiveness and shareholder value: CATIA supports the digital product definition and simulation, DELMIA provides solutions to define and simulate lean digital manufacturing processes and ENOVIA delivers enterprise solutions that manage a comprehensive, collaborative and distributed model of the digital product, processes and resources. The combined integration creates the Digital Product life cycle Pipeline, supporting reuse of corporate knowledge. SolidWorks and Smarteam Corp., as Dassault Systemes companies, offer respectively 3D design-centric and collaborative PDM software solutions based on Windows and the Internet. Spatial, also part of the Dassault Systemes family, is a market-leading provider of world-class 3D software components and services (for 3D modeling, visualization, and interoperability) to meet the requirements of 3D in Internet-based e-commerce and B2B applications.

Information about Dassault Systemes is available at http://www.dsweb.com

IBM Press Contacts:
Jennifer Feller
+33 1 41 88 61 89
jennyfeller@fr.ibm.com

Dassault Systemes Press Contacts:
Anthony Maréchal
+ 33 1 55 49 84 21
anthony_marechal@ds-fr.com

Akemi Bryan
+ 88 3 5442 4050
akemi_bryan@ds-jp.com

Investor Relations:
Jean-Benoît Roquette /
Ron Dassa

Media: Nelly Dimey /
Lorie Lichtlen
Morgen-Walke Europe SA
+ 33 1 47 03 68 10

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: March 17, 2002

By: ____________________
Name: Thibault de Tersant
Title: Executive Vice President, Finance and Administration